

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2012

<u>Via E-mail</u>
Henry D. Fahman
Interim Chief Financial Officer
Catalyst Resource Group, Inc.
17011 Beach Blvd., Suite 1230
Huntington Beach, CA 92647

      Re: Catalyst Resource Group, Inc.
              Form 10-K/A for Fiscal Year Ended December 31, 2010
              Filed November 17, 2011
              Form 10-Q for Fiscal Quarter Ended September 30, 2011
              Filed November 22, 2011
              Form 10-Q for Fiscal Quarter Ended June 30, 2011
              Filed August 15, 2011
              File No. 001-03477

Dear Mr. Fahman:

      We issued a comment letter to you on the above captioned filings on January 9, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 22, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by February 22, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

      Please contact Raquel Howard at (202) 551-3291 with any questions.

                                  Sincerely,

                                  /s/Tia L Jenkins

                                  Tia L. Jenkins
                                  Senior Assistant Chief Accountant
                                  Office of Beverages, Apparel and
                                  Mining